UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:         October 31, 2002
                                               Estimated average burden
                                               hours per response..........14.90

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 3)*

                             IWT TESORO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Henry J. Boucher, Jr.
                                  5 Wicks Lane
                                Wilton, CT 06897
                                 (203) 858-9951
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS  - Henry J. Boucher, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*               PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER - 785,500

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER - 0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER - 785,500

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER - 0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 785,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  7.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page  of   Pages

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.
This statement on Schedule 13D/A-3 ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of IWT Tesoro Corporation, a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 5 Wicks Lane, Wilton, CT 06897

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c) This Schedule 13D is filed by Henry J. Boucher, Jr. (the "Reporting Person"), an individual residing at 5 Wicks Lane, Wilton, CT 06897. Mr. Boucher is the President and a Director of the Issuer.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Boucher received an additional 293,500 shares of common stock that was distributed by Mentus Consulting, LLC, of which Mr. Boucher is the sole member and manager. Item 5. Interest in Securities of the Issuer.

     (a) The reporting person owns 785,500 shares of common stock. Initially the reporting person owned 164,000 shares, which, upon a three for one forward stock split, became 492,000 shares. The reporting person received an additional 293,500 shares that were distributed by Mentus Consulting, LLC, of which Mr. Boucher is the sole member and manager.

     (b) The reporting person will have the sole power to vote and dispose of 785,500 shares of the Issuer Common Stock, representing approximately 7.3% of the outstanding Issuer Shares.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        October 10, 2002


                                        /s/ Henry J. Boucher, Jr.
                                        ----------------------------------------
                                            Henry J. Boucher, Jr.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).